Exhibit 99.1

Jianzhi Education Announces Plan to Implement ADS Ratio Change

BEIJING, February 15, 2024 (GLOBE NEWSWIRE) —  Jianzhi Education Technology Group Company Limited (the “Company” or “Jianzhi”) (NASDAQ: JZ), a leading provider of digital educational content in China, today announced that it plans to change the ratio of its American Depositary Shares (“ADSs”) from current one (1) ADS representing two (2) ordinary shares to one (1) ADS representing six (6) ordinary shares(the “ADS Ratio Change”).

For Jianzhi’s ADS holders, the ADS Ratio Change will have the same effect as a one-for-three reverse ADS split. Each ADS holder of record at the close of business on the date when the ADS Ratio Change is effective will be required to surrender and exchange every three (3) existing ADSs then held for one (1) new ADS. The Bank of New York Mellon, as the depositary bank for Jianzhi’s ADSs, will arrange for the exchange of the current ADSs for the new ones. Jianzhi’s ADSs will continue to be traded on the Nasdaq Stock Exchange under the symbol “JZ.”

No fractional new ADSs will be issued in connection with the ADS Ratio Change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank, and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes, and expenses, where applicable) will be distributed to the applicable ADS holders by the depositary bank. The ADS Ratio Change will have no impact on Jianzhi’s underlying ordinary shares, and no ordinary shares will be issued or canceled in connection with the ADS Ratio Change.

As a result of the ADS Ratio Change, Jianzhi’s ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the ADS Ratio Change will be equal to or greater than three times the ADS trading price before the change.

About Jianzhi Education Technology Group Company Limited

Headquartered in Beijing and established in 2011, Jianzhi is a leading provider of digital educational content in China and has been committed to developing educational content to fulfill the massive demand for high-quality, professional development training resources in China. Jianzhi started operations by providing educational content products and IT services to higher education institutions. Jianzhi also provides products to individual customers. Leveraging its strong capabilities in developing proprietary professional development training content and success in consolidating educational content resources within the industry, Jianzhi has successfully built up a comprehensive, multi-dimensional digital educational content database which offers a wide range of professional development products. Jianzhi embed proprietary digital education content into the self-developed online learning platforms, which are provided to a wide range of customers through its omni-channel sales system. Jianzhi is also fully committed to the digitalization and informatization of the education sector in China. For more information, please visit: www.jianzhi-jiaoyu.com.

Safe Harbor Statement

This press release (the “Press Release”) contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this Press Release is as of the date of this Press Release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.